Exhibit 2

                     RELEASE - 3RD QUARTER 2002

---------------------------------------------------------------------------------------------------------------------------
      [GRAPHIC          [GRAPHIC OMITTED][GRAPHIC OMITTED]  MARKET PRICE:                 [GRAPHIC OMITTED]
OMITTED][GRAPHIC OMITTED]                                   Pref SDIA4 = R$ 1.11
                                                            ADR SDA  = US$ 9.00           THOMSON FINANCIAL IR
                                                            October 29, 2002
       SDIA4                                                                              DIRCEU CUNHA
 [GRAPHIC OMITTED]                                          NUMBER OF SHARES:             IR Consultant
                                                            683 million                   Tel.:  (+5511) 3848-0887 ext
      [GRAPHIC                                                                            207
OMITTED][GRAPHIC OMITTED]                                   MARKET CAPITALIZATION:        DIRCEU.CUNHA@THOMSONIR.COM.BR
                                                            R$ 758 million

      [GRAPHIC                                              US$ 198 million
OMITTED][GRAPHIC OMITTED]
                                                            CONTACTS:

                                                            SADIA S.A.

                                                            LUIZ MURAT
                                                            Chief Financial Officer
                                                            JOAO MALANDRIN
                                                            Finance and Investor
                                                            Relations Manager
                                                            Tel: (+5511) 3649-3552
                                                            Fax: (+5511) 3649-1785
                                                            GRM@SADIA.COM.BR
                                                           HTTP://WWW.SADIA.COM


                               - SADIA S.A. (BOVESPA:  SDIA4; NYSE  SDA), the

                     domestic leader in the processed food, poultry and pork segments, announced earnings today for the 3rd quarter of 2002 (3Q02). The company's operating and financial information, except when otherwise indicated, is presented in Brazilian Reais and is based upon consolidated numbers, in conformance with Company Law. All comparisons in this release are to the 3rd quarter of 2001, except specified otherwise.

                     "It is with great satisfaction that we are reporting the attainment in the third quarter of 2002 of one more historic export record, with growth of physical volume above 40%. Based upon efforts of the entire company over the past few years, the increased sales raised export revenues to over R$ 600 million for the period in question, representing 47% of our total gross revenues -- another record in our company's history -- and 32% of all Brazilian chicken exports (Brazilian Poultry Exporters Association -
                     ABEF) and 30% in the case of pork (Brazilian Pork Manufacturers and Exporters Association - ABIPECS)," said Walter Fontana Filho, President and CEO of Sadia. "The growth of exports compared to 2001, a year that was exceptionally favorable because of the strong demand from Europe, reflected positively on net earnings for the third quarter, of R$ 96 million, which was more than double that of the same period in 2001. From the

                                                                       PAGE 1/12
                     operating point of view, these results derive from the reorganization of the company's production, with rationalization of manufacturing processes and their distribution among our 12 production facilities, and the continuous reduction of the use of working capital for intermediate operations -- from animal raising to the final shipping of finished products. Furthermore, they reflect the substantial decline of financial expenses brought about by the restructuring of the company's net debt that, underway since last year, significantly reduced our exposure to exchange risk. Regarding the turbulence of the economic situation, the company has not faced any difficulties in obtaining funding. On the domestic market, Sadia has been meeting its target for recovering profitability. The company is increasingly reinforcing its position as a supplier of quality products, even in a situation in which the purchasing power of consumers is inhibited. The line of processed products was responsible for 72% of sales on the domestic market in the third quarter of 2002. In volume terms, accumulated sales of this family of products grew by 5% on the year -- a rate that is substantially greater than the growth of the Brazilian economy for this period. As reported in a Public Announcement distributed to shareholders on October 29, 2002, our participation in the BRF was dissolved, and Sadia once again has begun directly servicing the target markets of this association. The other operating agreements recently signed by the company also have advanced substantially. Among them, we can highlight the partnership with Integra (Cargill) in Concordia Foods, which already is in second place among Sadia's international customers."

FINANCIAL HIGHLIGHTS

CONSOLIDATED (R$ THOUSAND)                JAN-SEP          JAN-SEP          %          3Q01           3Q02          %
                                            2001             2002
GROSS OPERATING REVENUE                     2,847,825        3,305,310     16.1%      1,025,891       1,280,719    24.8%
   DOMESTIC MARKET                          1,769,500        1,909,465      7.9%        618,701         674,543     9.0%
   EXPORT MARKET                            1,078,325        1,395,845     29.4%        407,190         606,176    48.9%
NET OPERATING REVENUE                       2,605,263        2,988,364     14.7%        922,644       1,164,337    26.2%
GROSS PROFIT                                  936,193          920,504     -1.7%        338,629         376,262    11.1%
   GROSS MARGIN                                 35.9%            30.8%                    36.7%           32.3%
EBIT                                          383,684          269,509  -29.8%          121,867         139,370    14.4%
NET INCOME                                    153,523          165,576      7.9%         40,980          96,374   135.2%
EBITDA                                        468,023          360,916    -22.9%        149,956         169,724    13.2%
   EBITDA MARGIN                                18.0%            12.1%                    16.3%           14.6%
EXPORTS/ GROSS REVENUE                          37.9%            42.2%                    39.7%           47.3%
NET DEBT-TO-EQUITY                              89.0%            88.8%


OPERATING REVENUES

Sadia's gross operating revenues totaled R$ 1,280.7 million in 3Q02, which was 24.8% higher than for the same period during 2001. Exports represented 47.3% of total revenues, compared to 39.7% in 3Q01.

In volume, sales rose 20.0% over 3Q01. The pork line posted an increase of 73.6%, poultry was up 17.2% and processed products grew by 10.2%. The average price of poultry was 11.0% higher while those of processed products rose by 4.4%. The average price for pork was down 3.5%.

Sadia introduced 21 products during 3Q02. For example, among them was an expanded line of ethnic dishes with the inclusion of varieties of Yakisoba and Beef with Broccolis. We also launched Quiches Sadia and two types of low fat, low calorie pizzas in the Sadia Vita-Light family. Furthermore, the company signed a licensing agreement with Ouro Fino, a mineral water company, for the use of its brand to introduce Acqua Sadia. Sadia maintained a strong presence in the media during the period.


                                                                       PAGE 2/12

GROSS REVENUES BREAKDOWN

                   [GRAPHICS OMITTED]

SALES VOLUME - TONS

                                            JAN-SEP          JAN-SEP       %          3Q01           3Q02           %
                                            2002             2002
DOMESTIC MARKET                             536,140          547,301        1.9%      187,093        198,691         6.2%
  Processed Products                        352,140          369,916        5.0%      125,482        139,323        11.0%
  Poultry                                   128,992          101,318      -21.5%       42,914         30,503       -28.9%
  Pork                                       55,777           76,067       36.4%       18,697         28,865        54.4%

EXPORT MARKET                               336,289          438,226       30.3%      114,887        163,635        42.4%
  Processed Products                         19,375           18,215       -6.0%        6,709          6,294        -6.2%
  Poultry                                   284,011          355,554       25.2%       95,452        131,642        37.9%
  Pork                                       32,903           64,457       95.9%       12,726         25,699       101.9%

TOTAL                                       873,198          985,527       12.9%      301,980        362,326        20.0%


                                                                       PAGE 3/12
GROSS REVENUES - R$ THOUSAND

                                            JAN-SEP          JAN-SEP       %          3Q01           3Q02           %
                                            2002             2002
DOMESTIC MARKET                             1,769,500        1,909,465      7.9%      618,701         674,543         9.0%
  Processed Products                        1,210,831        1,377,226     13.7%      429,342         500,390        16.5%
  Poultry                                     253,141          227,193    -10.3%       88,370          69,644       -21.2%
  Pork                                        106,958          138,691     29.7%       37,069          51,232        38.2%
  Others                                      198,570          166,355    -16.2%       63,920          53,277       -16.7%

EXPORT MARKET                               1,078,325        1,395,845     29.4%      407,190         606,176        48.9%
  Processed Products                          122,495          121,923     -0.5%       45,907          46,999         2.4%
  Poultry                                     819,497        1,011,502     23.4%      302,630         439,142        45.1%
  Pork                                        126,932          227,877     79.5%       53,313         100,561        88.6%
  Others                                        9,401           34,543    267.4%        5,340          19,474       264.7%

TOTAL                                       2,847,825        3,305,310     16.1%    1,025,891       1,280,719        24.8%

Note:  "Others" include feed and poultry/pig farming.


DOMESTIC MARKET

The gross revenues of Sadia on the domestic market totaled R$ 674.5 million, representing growth of 9.0% compared to 3Q01. Particularly noteworthy were the sales of pork and processed products, which rose by 38.2% and 16.5%, respectively. During the same period, revenues from the line of poultry products fell 21.2%.

In terms of volume, pork sales exceeded those of the third quarter last year by 54.4% while processed products were 11.0% higher. In this line of business, the company has been experiencing a clear improvement in its mix; the sales of the frozen products segment, for example, already have surpassed levels seen before the energy crisis of 2001. Physical sales of poultry declined 28.9%, reflecting the maintenance of the company's strategy to direct production to the overseas market.

The renovation of the packaging of the full line of Sadia products, concluded in 2Q02, was very well accepted by consumers, according to opinion surveys conducted in retail outlets. The advertising and promotional campaigns at points of sale supported this initiative.

Sadia also has been making important advances in the institutional market. Among recent achievements, for example, was accreditation to supply a number of products to the McDonalds chain both in Brazil and abroad.


                                                                       PAGE 4/12

AVERAGE PRICES - R$ - DOMESTIC MARKET

                                [GRAPHIC OMITTED]

OVERSEAS MARKET

Sadia posted export revenues of R$ 606.2 million in 3Q02, an increase of 48.9% over 3Q01. This growth in revenues reflects a 42.4% increase in the volume of sales on the overseas market in a scene in which, on one hand, the exchange rate has been more favorable to exporters than it was last year while, on the other, demand during the period -- exceptionally high because of sanitary problems in Europe -- is fully normalized, with consequences for the average price in dollars.

Sales volume for pork grew by 101.9% compared to 3Q01, reflecting an increase in the company's presence in the Russian market and in West Europe. This growth generated expansion of revenues of 88.6%.

In the poultry line, physical sales increased 37.9% and revenues rose by 45.1%, mainly the result of improvements to the product mix. The sales volume of processed products fell by 6.2%, while revenues for this line of business increased 2.4%.

In order to satisfy demand for export volumes, Sadia's logistics department improved processes, fostering greater integration of billing, handling, storage and shipping procedures.

Sadia continues to consolidate its already strong commercial relationships while it opens up new markets. During 3Q02, the company reaped particularly positive results in the Far East and the South Pacific region. The company continues to run advertising campaigns to promote its brand for products in the Middle East and is solidifying its partnerships around Europe.

                                                                       PAGE 5/12

AVERAGE PRICES - R$ - EXPORT MARKET

                               [GRAPHIC OMITTED]


EXPORTS BY REGION - REVENUES

    [GRAPHIC OMITTED]                                    [GRAPHIC OMITTED]


                                                                       PAGE 6/12

OPERATING PROFIT

Operating profit before financial results and income           [GRAPHIC OMITTED]
from investment in subsidiaries (EBIT) totaled R$139.4 million in 3Q02, compared to R$121.9 million in 3Q01. Even with an increase in net revenues, administrative expenses remained practically stable compared to 3Q01.

Also, taking net revenues as a point of reference, the cost of sales declined 0.7 percentage points because of a greater share of exports in the sales mix, with a reduction in the cost of freight charges and commercial efforts.

The EBIT/net revenues ratio was 12.0%, versus 13.2% in 3Q01. This reduction reflects a worsening of the gross margin between the two periods, mainly due to the increase in the cost of grains, packaging and fuel.

In 3Q02, a R$ 27.2 million IPI tax credit reversion was added to the "cost of goods sold". If this non-recurrent amount is excluded, the adjusted gross profit results in R$ 349.1 million in 3Q02 (gross margin of 30.0%).

Resulting from the combination of the factors described        [GRAPHIC OMITTED]
above, 3Q02 EBITDA totaled R$ 169.7 million, 13.2% higher than the 3Q01 result of R$150.0 million. The accumulated
EBITDA for the first nine months of 2002 was R$ 360.9 million, versus R$ 468.0 million during the same period last year.

FINANCIAL RESULT

Net financial result for 3Q02 totaled R$ 111.2 million, or 9.5% over net revenues, versus 10.2% in 3Q01. Taking into account the foreign exchange effect on the equity of the subsidiaries overseas, such amounts change to R$ 44.2 million in 3Q02 and R$ 76.9 million in 3Q01, 3.8% and 8.3% over net revenues, respectively. The reduction in this ratio reflected the financial strategy during the quarter.

                                                                       PAGE 7/12

GAIN FROM INVESTMENT IN SUBSIDIARIES

Gain from investment in subsidiaries of R$ 67.0 million resulted from the recognition of the foreign exchange variation over the shareholders' equity of the company's overseas subsidiaries.

NET INCOME

Sadia posted a net income of R$ 96.3 million in 3Q02, 135.2% higher than the result for the same period in 2001 (R$ 40.8 million).

CAPITAL STRUCTURE

Sadia ended 3Q02 with a net financial debt of R$ 1,118.1 million (R$911.3 million on June 30, 2002), entirely financed through long-term funds. The net debt-to-equity ratio was 88.8%, compared to 89.0% in 3Q01. The company remains focused on reducing its debt.

Sadia is currently in a comfortable financial                  [GRAPHIC OMITTED]
situation, with a drastic reduction of its foreign exchange risk.

As of 3Q02, Sadia met its funding requirements by giving priority to domestic sources of funds, such as rural credit, BNDES and Exim, which are not exposed to foreign exchange risks, and increased its operations in "advances in export contracts financing (ACC)", taking advantage of the financial margins offered by the market.

Despite the liquidity crisis in the country during 3Q02, Sadia managed to raise exports financing at reduced costs.
In 3Q02, the company contracted US$ 160 million in ACC.

At the end of 3Q02, Sadia's net debt subject to exchange rate swings was the equivalent of less than two months of exports. This means that the currency exchange rate factor causes a more positive impact on revenues than a negative impact on financial expenses.

If the operating assets and liabilities subject to foreign exchange risk were added, the company would turn into an overhead situation.

Besides the long-term funds obtained from the IFC and the BNDES, the company makes use of rural credit and advances in export contract financing (ACC), which offer the lowest interest rates on the market.


                                                                       PAGE 8/12

CAPITAL EXPENDITURES

During the first nine months of 2002, Sadia invested R$ 74.1    GRAPHIC OMITTED]
million. This amount, which accounts for 61% of the capital expenditures budgeted for the entire year, was 23% lower than the depreciation for the period.

Sadia has kept to its guideline of concentrating on the optimization of already acquired assets.

CAPITAL MARKET AND GENERAL INFORMATION

The Sao Paulo Stock Exchange index declined 22.6% in 3Q02, and Sadia's preferred shares rose 0.9%. During the period, 3,140 trades were carried out involving
45.3 million of the company's preferred shares. The average daily trading volume during 3Q02 was R$ 915,000, compared to R$1,322,000 in 3Q01.

Sadia's shares were transacted during 100% of the trading sessions held by Bovespa in 3Q02, representing 63.4% of the financial volume of all of the transactions involving the Brazilian food sector.

The company's capital stock is represented by 683 million shares: 257 million common shares and 426 million preferred shares.

In the third quarter of 2002, Sadia's Level II ADRs on the New York Stock Exchange (NYSE) devalued by 24.4%, versus a 17.9% devaluation in the Dow Jones index. During this period, the number of ADRs traded since they were first listed on the NYSE was 102,700, for a total financial volume of US$1.1 million.

                      [GRAPHIC OMITTED]


                                                                       PAGE 9/12

                      [GRAPHIC OMITTED]


--------------------------------------------------------------------------------
The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

--------------------------------------------------------------------------------


                           # # # #


SADIA S.A. is the domestic market leader in the production and sales of frozen and refrigerated products, chicken, turkey and pork. It is Brazil's largest poultry exporter and holds the largest refrigerated and frozen product distribution network in the country. The company employees 32,000, maintains 12 industrial plants and distribution centers in Brazil. Overseas, it has a distribution center in Chile and commercial offices in Italy, England and the United Arab Emirates. Furthermore, it maintains representation offices in Japan, Argentina, Uruguay Paraguay and Bolivia. Sadia's products are distributed to the domestic market through 330,000 points of sale while the Company also exports to over 60 countries. In 2001, Sadia reported gross operating revenues of R$ 4,017.1 million, of which R$ 1,519.2 million came from exports.


                                                                      PAGE 10/12

                        ATTACHMENT I
       INCOME STATEMENT - CONSOLIDATED (R$ thousand)



                                JAN-SEP 2001     JAN-SEP 2002        H.A.               3Q01                 3Q02              H.A.
                                ------------     ------------        ----               ----                 ----              ----
SADIA                         R$        %        R$          %         %         R$           %          R$           %          %
------                       ---       ---      ---         ---       ---       ---          ---        ---          ---        ---
Gross Operating           2,847,825   109.3%  3,305,310    110.6%    16.1%    1,025,891     111.2%    1,280,719     110.0%     24.8%
  Revenue
    Domestic Market       1,769,500    67.9%  1,909,465     63.9%     7.9%      618,701      67.1%      674,545      57.9%      9.0%
    Export Market         1,078,325    41.4%  1,395,845     46.7%    29.4%      407,190      44.1%      606,176      52.1%     48.9%
(-) Sales Tax and          (242,562)   -9.3%   (316,946)   -10.6%    30.7%     (103,247)    -11.2%     (116,382)    -10.0%    12.75%
Services Rendered
Net Operating Revenue     2,605,263   100.0%  2,988,364    100.0%    14.7%      922,644     100.0%    1,164,337     100.0%     26.2%
    Cost of Goods Sold   (1,669,070)  -64.1% (2,067,860)   -69.2%    23.9%     (584,015)    -63.3%     (788,075)    -67.7%     34.9%
      and Services
      Rendered
Gross Profit                936,193    35.9%    920,504     30.8%    -1.7%      338,629      36.7%      376,262      32.3%     11.1%
    Selling Expenses       (499.217)  -19.2%   (600,376)   -20.1%    20.3%     (190,338)    -20.6%     (231,475)    -19.9%     21.6%
    Management               (6,202)   -0.2%     (6,560)    -0.2%     5.8%       (2,132)     -0.2%       (2,265)     -0.2%      6.2%
      Compensation
    Administrative          (32,406)   -1.2%    (33,612)    -1.1%     3.7%      (12,140)     -1.3%      (12,262)     -1.1%      1.0%
      Expenses
    Others Operating        (14,684)   -0.6%    (10,477)    -0.3%   -28.9%      (12,152)     -1.3%        9,110       0.8%   -175.0%
      Results
Earnings Before             383,684    14.7%    269,509      9.0%   -29.8%      121,867      13.2%      139,370      12.0%     14.4%
  Interest and Taxes
    Financial Result, Net  (230,918)   -8.9%   (214,011)    -7.2%    -7.3%      (94,513)    -10.2%     (111,177)     -9.5%     17.6%
    Gain (loss) from         29,676     1.1%    112,978      3.8%   280.7%       17,599       1.9%       66,969       5.8%    280.5%
      investments in
      subsidiaries
Operating Profit            182,442     7.0%    168,476      5.6%    -7.7%       44,953       4.9%       95,162       8.2%    111.7%
    Nonoperating Income       3,300     0.1%      2,033      0.1%   -38.4%       (1,164)     -0.1%          732       0.1%   -162.9%
      (expense)
Income Before Taxes         185,742     7.1%    170,509      5.7%    -8.2%       43,789       4.7%       95,894       8.2%    119.0%
    Income Tax and Social   (32,564)   -1.2%     (5,222)    -0.2%   -84.0%       (2,948)     -0.3%          397       0.0%   -113.5%
      Contribution
Net Income                  153,178     5.9%    165,287      5.5%     7.9%       40,841       4.4%       96,291       8.3%  135,8%
    Minority Interest          (345)    0.0%       (289)     0.0%   -16.2%         (139)      0.0%          (83)      0.0%    -40.3%
Employees' profit           153,523     5.9%    165,576      5.5%     7.9%       40,980       4.4%       96,374       8.3%    135.2%
  sharing
EBITDA                      468.023    18.0%    360,916     12.1%   -22.9%      149,956      16.3%      169,724      14.6%     13.2%


                                                                      PAGE 11/12

                                  ATTACHMENT II

                          BALANCE SHEET - CONSOLIDATED


Sadia                                           September 2002                        June 2002
-----                                           --------------                        ---------
ASSETS
CURRENT ASSETS                                     2,879,500                           1,858,764

  Cash and Cash Equivalents                           69,064                              78,721
  Trade Accounts Receivable                          583,617                             388,226
  Recoverable Taxes                                  125,651                             108,285
  Inventories                                        834,982                             741,773
  Marketable Securities                            1,203,995                             418,166
  Other Credits                                      107,191                             123,593

LONG TERM ASSETS                                   1,294,984                           1,019,953
  Marketable Securities                              960,234                             748,987
  Other Credits                                      334,750                             270,966

PERMANENT                                          1,012,166                           1,012,007
  Investments                                         11,925                              11,865
  Property, Plan and Equipment                       885,288                             877,698
  Deferred Charges                                   114,953                             122,444

TOTAL ASSETS                                       5,186,650                           3,890,724

LIABILITIES

CURRENT LIABILITIES                                2,539,106                           1,568,430
  Loans and Financing                              2,115,341                           1,148,479
  Suppliers                                          238,334                             235,912
  Advances from Customers                                373                                 456
  Salaries and Social Charges Payable                 73,511                              62,256
  Taxes Payable                                       20,331                              22,334
  Dividends                                                -                                 255
  Operating Liabilities                               91,216                              98,738

LONG TERM LIABILITIES                              1,388,929                           1,131,088
  Loans and Financing                              1,236,005                           1,008,698
  Operating Liabilities                              152,924                             122,390

DEFERRED DISCOUNT OF INVESTMENTS                           -                                   -

MINORITY INTEREST IN SUBSIDIARIES                        413                                 406

SHAREHOLDER'S EQUITY                               1,258,202                           1,190,800
  Paid-Up Capital                                    700,000                             700,000
  Income Reserve                                     558,202                             490,800

TOTAL LIABILITIES AND EQUITY                       5,186,650                          3,8890,724


                                                                      PAGE 12/12